FAMOUS DAVE’S OF AMERICA, INC.

12701 Whitewater Drive, Suite 190

Minnetonka, Minnesota 55343

January 19, 2018

Via EDGAR and Federal Express

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	J. Nolan McWilliams
Sonia Bednarowski

Re:	Famous Dave’s of America, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed December 29, 2017
File No. 333-221927

Dear Ladies and Gentlemen:

This letter is in response to your letter dated January 10, 2018, to Famous Dave’s of America, Inc. (the “Company”), transmitting the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) relating to the above referenced Registration Statement on Form S-1 (the “Registration Statement”).  For your convenience, the response is preceded by the Staff’s comment.

Certain Material U.S. Federal Income Tax Considerations, page 46

1.            We note your response to our prior comment 1.  Your revised disclosure that the distribution of Subscription Rights “should not be a taxable distribution with respect to your [investors’] existing Common Stock”; the explicit assumption in the second to last paragraph on page 47 that the distribution is “non-taxable”; and the statement in the fourth paragraph on page 48 that the exercise of the rights “should not result in any gain or loss” appear to be representations as to the tax consequences.  Please file a tax opinion as an exhibit to your registration statement.  Alternatively, to the extent you continue to believe the tax consequences of the rights offering are not material to investors, please specifically address the materiality of the tax consequences of exercise of the subscription rights and explain to us why the tax consequences of receipt of the rights would not be important to an investor in deciding whether to exercise those rights.

Response.  In response to your comment that certain of our revised disclosure appears to be a representation as to the tax consequences of a distribution of the subscription rights,

U.S. Securities and Exchange Commission

the Company has revised the relevant disclosures as set forth in Exhibit A.  The uncertainty as to how the Internal Revenue Service (the “IRS”) will treat the distribution of subscription rights under the facts specifically applicable to the Company result in counsel being unable to render a tax opinion.  The revisions in Exhibit A serve to clarify that no tax representation is being made by the Company.  The Company is providing what it believes is helpful disclosure to shareholders as to the implications of the IRS treating the distribution as taxable and if the IRS treats the distribution as non-taxable.  The disclosure further describes that the Company intends to take the reporting position with the IRS that the distribution will not be taxable.

Please call our outside Counsel, JC Anderson at (612) 632-3002 or me at (952) 294-1300 with any additional comments or questions.

Very truly yours,

/s/ Jeffery Crivello
Jeffery Crivello
Chief Executive Officer

Exhibit A

Federal Income Tax Consequences

For U.S. federal income tax purposes, we intend to take the reporting position that the receipt of the Subscription Rights in the Rights Offering by holders of our Common Stock ~~should~~will not be a taxable event. However, no assurance can be given that the IRS will not challenge ~~such characterization.~~this reporting position. For a discussion of the tax consequences if the receipt of the Subscription Rights is non-taxable and the tax consequences if the receipt of the Subscription Rights is taxable, see the discussion in “Certain Material U.S. Federal Income Tax Consequences.” You should seek specific tax advice from your tax advisor in light of your particular circumstances and as to the applicability and effect of any other tax laws. ~~See “Certain Material U.S. Federal Income Tax Consequences.”~~

What are the U.S. federal income tax consequences of exercising my Subscription Rights?

We intend to take the reporting position that a holder of Common Stock ~~should~~will not recognize income or loss for U.S. federal income tax purpose in connection with the receipt or exercise of Subscription Rights. However, no assurance can be given that the IRS will not challenge ~~such characterization.~~this reporting position. For a discussion of the tax consequences if the receipt of the Subscription Rights is non-taxable and the tax consequences if the receipt of the Subscription Rights is taxable, see the discussion in “Certain Material U.S. Federal Income Tax Consequences.” You should seek specific tax advice from your tax advisor in light of your particular circumstances and as to the applicability and effect of any other tax laws. ~~See “Certain Material U.S. Federal Income Tax Consequences.”~~

The receipt of Subscription Rights may be treated as a taxable dividend to you.

The U.S. federal income tax consequences of the Rights Offering will depend on whether the Rights Offering is part of a “disproportionate distribution.” We intend to take the reporting position the Subscription Rights issued pursuant to the Rights Offering (a) are not part of a “disproportionate distribution” and~~, therefore, should~~ (b) will not be a taxable distribution with respect to your existing Common Stock. The disproportionate distribution rules are complicated, however, and their application is uncertain, and thus counsel is not rendering an opinion regarding the application of such rules. Accordingly, it is possible that the IRS could successfully challenge our reporting position and assert that the Rights Offering is a taxable distribution. ~~See “~~For a discussion of the tax consequences if this is non-taxable and the tax consequences if this is taxable, see the discussion in “Certain Material U.S. Federal Income Tax ~~Considerations.”~~Consequences.”

Pages 46-50

CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain material United States Federal income tax consequences of the receipt of Subscription Rights in this Rights Offering and of the exercise and expiration of those Subscription Rights to U.S. holders (as defined below) of our Common Stock that hold such stock as a capital asset for Federal income tax purposes. This discussion is based upon existing United States Federal income tax law, which is subject to differing interpretations or change (possibly with retroactive effect). This discussion applies only to U.S. holders and does not address all aspects of Federal income taxation that may be important to particular holders in light of their individual investment circumstances or to holders who may be subject to special tax rules, including, without limitation, regulated investment companies, partnerships (including any entity or arrangement treated as a partnership for Federal income tax purposes), holders who are dealers in securities or foreign currency, foreign persons, insurance companies, tax-exempt organizations, tax-deferred or other retirement accounts, non-U.S. holders, banks, financial institutions, broker-dealers, holders who hold Common Stock as part of a hedge, straddle, conversion, constructive sale or other integrated security transaction, or who acquired Common Stock pursuant to the exercise of compensatory stock options or otherwise as compensation, all of whom may be subject to tax rules that differ significantly from those summarized below.

We have not sought, and will not seek, a ruling from the IRS regarding the Federal income tax consequences of this Rights Offering or the related share issuance. Further, as discussed in the next section below, counsel is not rendering an opinion as to the tax consequences of the distribution.  The following discussion does not address the tax consequences of this Rights Offering or the related share issuance under foreign, state, or local tax laws. Accordingly, each holder of our Common Stock is urged to consult its tax advisor with respect to the particular tax consequences of this Rights Offering or the related share issuance to such holder.

For purposes of this description, a “U.S. holder” is a holder that is for U.S. federal income tax purposes:

•      a citizen or resident of the U.S.;

•                        a corporation or other entity taxable as a corporation that is organized in or under the laws of the U.S. or any political subdivision thereof;

•                        an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•                        a trust if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust (or the trust was in existence on August 20, 1996, and validly elected to continue to be treated as a U.S. trust).

The following discussion of certain material United States Federal income tax considerations of the receipt of Subscription Rights in this Rights Offering and of the exercise and expiration of those Subscription Rights is for general information only and is not tax advice. Accordingly, each investor should consult its own tax advisor as to particular tax consequences to it of the receipt of Subscription Rights in this Rights Offering and of the exercise and expiration of those Subscription Rights, including the applicability and effect of any state, local or foreign tax laws, and of any proposed changes in applicable laws.

Receipt of Subscription Rights ~~Assuming~~if the Rights Offering is Considered Non-Taxable

Receipt of the Subscription Rights

Under Code Section 305, the receipt by U.S. holders of stock of a corporation of rights to subscribe for additional stock is generally not subject to tax, provided that such receipt does not have the result of causing (i) some holders of such corporation’s stock or subscription rights to receive an increase in their proportionate interest in such corporation’s assets or earnings and profits, and (ii) other holders of such corporation’s stock or subscription rights to receive cash or property within the meaning of Code Section 305. Where the receipt of cash or property is not within 36 months before or after a distribution or series of distributions of stock (including stock rights), the distribution is presumed not to have the result of a disproportionate distribution.

During the last 36 months, we have not made any distributions of cash or other property with respect to our Common Stock, nor do we have any current intention of making any distributions with respect to our Common Stock. Currently, our Common Stock is our sole outstanding class of stock, and we have no current intention of issuing another class of stock or convertible debt. However, the fact that we have outstanding options, and that those options include a cashless net exercise feature, could cause, under certain circumstances that cannot currently be predicted, the receipt of Subscription Rights pursuant to this Rights Offering to be part of a taxable disproportionate distribution as contemplated in Code Section 305(b)(2).

We intend to take the reporting position that the distribution of the Subscription Rights in the Rights Offering does not have the effect of causing some holders of our Common Stock or Subscription Rights to receive an increase in their proportionate interest in our assets or our earnings and profits and the other holders of our Common Stock or Subscription Rights to receive cash or property. ~~Under such characterization,~~As a result, we intend to take to take the reporting position that no income would be recognized by any record date holders of our Common Stock in connection with the issuance of the Subscription Rights pursuant to the Rights Offering. However, the application of these rules is complex and unclear, and thus counsel is not rending an opinion regarding the application of these rules. No assurance can be given that the IRS will not challenge this ~~characterization~~reporting position or that a court will not sustain such a challenge. ~~For a discussion of the U.S. federal income tax consequences to you if the position is finally determined to be incorrect and the Rights Offering were to be considered part of a disproportionate distribution, see the discussion set forth “—Receipt of Subscription Rights Assuming the Rights Offering is Considered Taxable.”~~

The remainder of this section “—Receipt of Subscription Rights ~~Assuming~~if the Rights Offering is Considered Non-Taxable” ~~assumes that~~sets forth the tax consequences if the distribution of the Subscription Rights is non-taxable for U.S. federal income tax purposes; however, as stated above, no assurance can be made that the IRS will not challenge ~~the~~this characterization of the distribution~~.~~ as non-taxable.  For a discussion of the U.S. federal income tax consequences to you if ~~the position~~ our reporting position that the distribution is non-taxable is finally determined to be incorrect ~~and~~so that the Rights Offering were to be considered part of a taxable disproportionate distribution, see the discussion set forth below in “—Receipt of Subscription Rights if the Rights Offering is Considered Taxable.”

Tax Basis and Holding Period of the Subscription Rights

If the receipt of the Subscription Rights is not taxable and the aggregate fair market value of the Subscription Rights at the time they are distributed is less than 15% of the aggregate fair market value of our Common Stock at such time, the basis of the Subscription Rights issued to you should be zero unless you elect to allocate a portion of your basis of previously owned Common Stock to the Subscription Rights issued to you in this Rights Offering. However, if the receipt of the Subscription Rights is not taxable and (a) the aggregate fair market value of the Subscription Rights at the time they are distributed is 15% or more of the aggregate fair market value of our Common Stock at such time, or (b) if you elect to allocate a portion of your basis of previously owned Common Stock to the Subscription Rights issued to you in this Rights Offering, then your basis in previously owned Common Stock should be allocated between such Common Stock and the Subscription Rights based upon the relative fair market value of such Common Stock and the Subscription Rights as of the date of the distribution of the Subscription Rights. Thus, if such an allocation of basis is made and the Subscription Rights are later exercised, the basis in the Common Stock you originally owned should be reduced by an amount equal to the basis allocated to the Subscription Rights. This election to allocate basis is irrevocable if made and would apply to all of the Subscription Rights received pursuant to this Rights Offering. The election must be made in a statement attached to your Federal income tax return for the taxable year in which the Subscription Rights are distributed.

The fair market value of the Subscription Rights on the date of the distribution is uncertain, and we have not obtained, and do not intend to obtain, an independent appraisal of the valuation of the Subscription Rights on that date. Therefore, you should consult with your tax advisor to determine the proper allocation of basis between the Subscription Rights and the shares of your Common Stock with respect to which the Subscription Rights are received.

~~The~~If the receipt of the Subscription Rights is not taxable, the holding period for the Subscription Rights received in this Rights Offering should include the holding period for the Common Stock with respect to which the Subscription Rights were received.

Expiration of the Subscription Rights

If the receipt of the Subscription Rights is not taxable and the Subscription Rights expire without exercise while you continue to hold the shares of our Common Stock with respect to which the Subscription Rights are received, you should recognize no loss and your tax basis in the Common Stock with respect to which the Subscription Rights were received should equal its tax basis before receipt of the Subscription Rights. If the receipt of the Subscription Rights is not taxable and the Subscription Rights expire without exercise after you have disposed of the shares of our Common Stock with respect to which the Subscription Rights are received, you should consult your tax advisor regarding your ability to recognize a loss (if any) on the expiration of the Subscription Rights.

Exercise of the Subscription Rights; Tax Basis and Holding Period of the Shares

~~The exercise~~If the receipt of the Subscription Rights is not taxable, the exercise of the Subscription Rights received in this Rights Offering should not result in any gain or loss to you. Generally, in that case, the tax basis of our Common Stock acquired through exercise of the Subscription Rights should be equal to the sum of:

•                        the subscription price per whole share; and

•                        the basis, if any, in the Subscription Rights that you exercised, determined as described in “—Tax Basis and Holding Period of the Subscription Rights” above.

~~The~~If the receipt of the Subscription Rights is not taxable, the holding period for a share of our Common Stock acquired upon exercise of a Subscription Right should begin with the date of exercise.

If you exercise the Subscription Rights received in this Rights Offering after disposing of the shares of our Common Stock with respect to which the Subscription Rights are received, you should consult your tax advisor regarding the potential application of the “wash sale” rules under Section 1091 of the Code.

Receipt of Subscription Rights ~~Assuming~~if the Rights Offering is Considered Taxable

Receipt of the Subscription Rights

As indicated above in the section “—Receipt of Subscription Rights if the Rights Offering is Considered Non-Taxable,” we intend to take to take the reporting position that the receipt of the Subscription Rights is not taxable but no assurance can be given that the IRS will not challenge this reporting position or that a court will not sustain such a challenge. If, contrary to the Company’s reporting position, the distribution of the Subscription Rights pursuant to this Rights Offering is considered part of a disproportionate distribution, then such distribution would generally be treated as taxable. In general, a taxable distribution is treated as a dividend to the extent that the fair market value of the Subscription Rights distributed is allocable to our current ~~and~~or accumulated earnings and profits for the taxable year in which the Subscription Rights are distributed. Dividends received by corporate U.S. holders are taxable at ordinary corporate income tax rates, subject to any applicable dividends-received deduction. Qualified dividends received by non-corporate U.S. holders generally are taxable at a maximum rate of 20%, provided the holder meets applicable holding requirements. In addition, certain stockholders are subject to an additional 3.8% Medicare tax on net investment income (including dividend income) to the extent that their net investment income, when added to their other modified adjusted gross income, exceeds certain thresholds (e.g. $250,000 for married individuals filing jointly). ~~Assuming~~If, for these purposes, ~~that~~ the distribution pursuant to this Rights Offering of Subscription Rights is treated as a taxable distribution, we expect that the Company will have current and accumulative earnings and profits so as to cause the distribution contemplated in this Rights Offering to be treated as a taxable dividend to a U.S. holder of shares of our Common Stock. ~~Any distributions to you in excess of~~If the receipt of the Subscription Rights is taxable to you and the amount of the distribution exceeds the Company’s current and accumulated earnings and profits, such excess will be ~~treated as~~ a tax-free return of your basis in our Common Stock up to the amount of such basis with any additional amount treated as capital gain.

Tax Basis and Holding Period of the Subscription Rights

If the receipt of Subscription Rights is taxable to you, your tax basis in the Subscription Rights received should be equal to the fair market value of such Subscription Rights when received and the holding period for the Subscription Rights received should begin on the date of the distribution of the Subscription Rights.

Exercise of the Subscription Rights

If the receipt of Subscription Rights is taxable to you, you will not recognize any gain or loss upon the exercise of such Subscription Rights. In such a case, your tax basis of shares of our Common Stock acquired through the exercise of such Subscription Rights will equal the sum of (i) the subscription price paid for the shares of our Common Stock, plus (ii) the tax basis in the Subscription Rights immediately prior to such exercise. ~~The~~Further, the holding period for shares of our Common Stock acquired through the exercise of the Subscription Rights should begin on the date the Subscription Rights are exercised.

Expiration of the Subscription Rights

If the receipt of Subscription Rights pursuant to this offering is taxable, and you allow the Subscription Rights received in this Rights Offering to expire, then you should recognize a short-term capital loss equal to your tax basis in the expired Subscription Rights. Your ability to use any capital loss may be subject to limitations.

Sale or Other Disposition of the Subscription Rights Shares

If a U.S. holder sells or otherwise disposes of the shares received as a result of exercising a Subscription Right, such U.S. holder’s gain or loss recognized upon that sale or other disposition should be a capital gain or loss assuming the share is held as a capital asset at the time of sale. This gain or loss should be long-term if the share has been held at the time of sale for more than one year. In addition, such gain may be subject to the additional 3.8% Medicare tax in certain net investment income described above.

Information Reporting and Backup Withholding

Generally, we must report annually to the IRS and to each holder the amount, if any, of the dividends paid on our Common Stock and the amount of tax, if any, that we withhold on the distribution. U.S. backup withholding is imposed upon certain distributions (or deemed distributions) to, and upon the sale of shares of Common Stock acquired upon the exercise of the Subscription Rights by, persons who fail (or are unable) to furnish the information required pursuant to U.S. information reporting requirements. Backup withholding should not apply if you furnish a correct taxpayer identification number (certified on the IRS Form W-9) or otherwise establish that you are exempt from backup withholding. Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability. You may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information.

AS INDICATED ABOVE, THE FOREGOING DISCUSSION IS FOR GENERAL INFORMATION PURPOSES ONLY AND SHOULD NOT BE VIEWED AS COMPLETE OR COMPREHENSIVE TAX ADVICE. BOTH (I) U.S. HOLDERS RECEIVING A DISTRIBUTION OF SUBSCRIPTION RIGHTS CONTEMPLATED IN THIS RIGHTS OFFERING, AND (II) U.S. HOLDERS CONSIDERING THE PURCHASE OF OUR COMMON STOCK BY EXERCISING SUCH SUBSCRIPTION RIGHTS, ARE URGED TO CONSULT WITH THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE APPLICABILITY AND EFFECT OF STATE, LOCAL, AND FOREIGN TAX LAWS TO THEM.